UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

GREAT WOLF RESORTS, INC.

(Names of Subject Company (Issuer))

K-9 ACQUISITION, INC.

K-9 HOLDINGS, INC.

K-9 INVESTORS, L.P.

(Name of Filing Persons (Offeror))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

K-9 Acquisition, Inc.

K-9 Holdings, Inc.

K-9 Investors, L.P.

c/o Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Adam Weinstein

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$167,146,445	$19,154.98

*      Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 33,429,289 shares of common stock, par value $0.01 per share, at $5.00 per share. This includes (i) 31,669,564 shares of unrestricted common stock outstanding on the date hereof, (ii) 1,236,173 shares of restricted stock outstanding on the date hereof and (iii) 523,552 shares of restricted stock that, pursuant to that certain Agreement and Plan of Merger, dated as of March 12, 2012, by and among Great Wolf Resorts, Inc. (the “Company”), K-9 Acquisition, Inc. and K-9 Holdings, Inc. (the “Merger Agreement”), were converted from certain stock-denominated performance awards upon the signing of the Merger Agreement. The holders of such shares of restricted stock (including those converted from performance awards) will have the right to tender such shares in the offer. The number of shares of common stock assumed for purchase does not include shares of common stock issuable (i) pursuant to outstanding options to purchase common stock with an exercise price per share in excess of the price offered in the offer or (ii) pursuant to certain company stock awards that will expire without consideration if the shares are accepted for payment in the offer.

**    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by 0.00011460.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,154.98

Form or Registration No.: Schedule TO-T

Filing Party: K-9 Acquisition, Inc., K-9 Holdings, Inc., K-9 Investors, L.P. and Apollo Management VII, L.P.

Date Filed: March 13, 2012

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 13, 2012, (the “Schedule TO”) by K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”), K-9 Holdings Inc., a Delaware corporation, K-9 Investors, L.P., a Delaware limited partnership, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Great Wolf Resorts, Inc., at a purchase price of $5.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated March 13, 2012 (the “Offer to Purchase”), and the related letters of transmittal, as they may be amended or supplemented from time to time. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO.

This amendment is being filed to incorporate certain corrections to calculation errors that occurred in the Company’s summary selected financial projections, as originally disseminated in the Schedule 14D-9.

Item 11: Additional Information

Regulation M-A Item 1011

The information incorporated into Item 11 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 7 (“Certain Information Concerning the Company”) is hereby amended and supplemented by replacing the text beneath the subheading “Certain Projections” with the following:

“In connection with our due diligence, the Company provided us with selected projected financial information concerning the Company. These are described, along with their purpose and intent, in the Company’s Schedule 14D-9, as amended by Amendment No. 2 (“Amendment No. 2”) to the Company’s Schedule 14D-9, which was filed with the SEC on March 20, 2012. Stockholders of the Company are urged to, and should, carefully read the Company’s Schedule 14D-9, as amended by Amendment No. 2.”

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2012

K-9 Acquisition, Inc.

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: President

K-9 Holdings, Inc.

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: President

Apollo Management VII, L.P.

By:	AIF VII Management, LLC, its General Partner

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

K-9 Investors, L.P.

By:	Apollo Advisors VII, L.P. its General Partner

By:	Apollo Capital Management VII, LLC, its General Partner

By:	/s/ Aaron Stone
Name: Aaron Stone
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2012.*

(a)(1)(B)	Letter of Transmittal for Shares.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter of Transmittal for Restricted Shares.*

(a)(1)(E)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on March 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(a)(1)(H)	Summary Advertisement as published in the Wall Street Journal and dated March 13, 2012.*

(b)(1)	Commitment and Engagement Letter, dated as of March 12, 2012, from Morgan Stanley Senior Funding, Inc., UBS Securities LLC and UBS Loan Finance LLC to K-9 Acquisition, Inc. and K-9 Holdings, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(d)(2)	Limited Guaranty, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(3)	Equity Commitment Letter, dated as of March 12, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

(g)	None.

(h)	None.

*Previously filed